UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.

(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot

P.O.B 266

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Present at the 23rd Annual Needham Growth Conference”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2021	.NOVA MEASURING INSTRUMENTS LTD (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova to Present at the 23rd Annual Needham Growth Conference

Rehovot, Israel, January 4, 2021 - Nova (Nasdaq: NVMI) today announced that Eitan Oppenhaim, President and Chief Executive Officer, and Dror David, Chief Financial Officer, will present virtually at the 23rd Annual Needham Growth Conference on Tuesday, January 12, 2021 at 9:15 a.m. EST.

A live webcast of the presentation will be available to the public at: https://www.novami.com/investors/events/. Mr. Oppenhaim and Mr. David will be available for one-on-one meetings during the conference. To schedule a meeting please contact your Needham salesperson or Miri Segal at msegal@ms-ir.com.

About 23rd Annual Needham Growth Conference

The 23rd Annual Needham Growth Conference (NGC) will provide institutional, private equity and venture capital investors with access to growth companies from a broad range of industries including communications & enterprise infrastructure; healthcare; industrial technology; Internet, entertainment & consumer; semiconductors & semiconductor equipment; and software & services.

About Nova

Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high- precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.